Atlassian Announces Third Quarter Fiscal Year 2020 Results

Quarterly revenue of $411.6 million, up 33% year-over-year
Quarterly IFRS operating margin of (5)% and non-IFRS operating margin of 19%
Quarterly cash flow from operations of $156.3 million and free cash flow of $140.3 million

SAN FRANCISCO (April 30, 2020) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its third quarter of fiscal 2020 ended March 31, 2020 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“These are unprecedented times,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “The COVID-19 pandemic has caused a public health crisis and rapid economic change. As workers respond in a remote-work world, we’ve never been more committed to delivering on our mission to unleash the potential of every team and support our customers and community.”

“We’ve built Atlassian to be an enduring company focused on driving long-term results,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “Through efforts like launching free cloud editions of our core products, we will support our customers through challenging times, and position ourselves to drive durable growth.”

Third Quarter Fiscal Year 2020 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $411.6 million for the third quarter of fiscal 2020, up 33% from $309.3 million for the third quarter of fiscal 2019.
•Operating Loss: Operating loss was $19.9 million for the third quarter of fiscal 2020, compared with an operating loss of $27.6 million for the third quarter of fiscal 2019. Operating margin was (5)% for the third quarter of fiscal 2020, compared with (9)% for the third quarter of fiscal 2019.
•Net Loss and Net Loss Per Diluted Share: Net loss was $158.8 million for the third quarter of fiscal 2020, compared with net loss of $202.8 million for the third quarter of fiscal 2019. Net loss per diluted share was $0.65 for the third quarter of fiscal 2020, compared with net loss per diluted share of $0.85 for the third quarter of fiscal 2019.
Net loss for the third quarter of fiscal 2020 included a non-cash charge recorded in “other non-operating (expense) income, net” of $141.8 million, compared with a non-cash charge of $172.6 million in the third quarter of fiscal 2019, as a result of marking to fair value the exchange feature of Atlassian’s exchangeable senior notes and related capped calls.
•Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the third quarter of fiscal 2020 totaled $2.1 billion.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $77.2 million for the third quarter of fiscal 2020, compared with operating income of $58.0 million for the third quarter of fiscal 2019. Operating margin was 19% for the third quarter of fiscal 2020, compared with 19% for the third quarter of fiscal 2019.
•Net Income and Net Income Per Diluted Share: Net income was $61.9 million for the third quarter of fiscal 2020, compared with net income of $52.4 million for the third quarter of fiscal 2019. Net income per diluted share was $0.25 for the third quarter of fiscal 2020, compared with net income per diluted share of $0.21 for the third quarter of fiscal 2019.
•Free Cash Flow: Cash flow from operations was $156.3 million and free cash flow was $140.3 million for the third quarter of fiscal 2020. Free cash flow margin for the third quarter of fiscal 2020 was 34%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Customer Growth: Atlassian ended the third quarter of fiscal 2020 with a total customer count, on an active subscription or maintenance agreement basis, of 171,051. Atlassian added 6,261 net new customers during the quarter.
•Free Cloud Editions: Atlassian completed the full rollout of free cloud editions across its core products - Jira Software, Confluence and Jira Service Desk. The free editions represent Atlassian’s commitment to make its products more accessible to more teams throughout the world.
•Cloud Enterprise: At Remote Summit, Atlassian announced Cloud Enterprise, its most advanced cloud offering. Cloud Enterprise addresses the needs of the largest enterprises across Jira Software, Jira Service Desk, and Confluence. Key features include managing collaboration across unlimited users, data residency, and centralized administration tools. Cloud Enterprise is backed by a 99.95% uptime service-level agreement (SLA) and includes dedicated 24/7 support.
•Leader in Magic Quadrant for Enterprise Agile Planning Tools: Atlassian was named as a Leader in Gartner’s 2020 Magic Quadrant for Enterprise Agile Planning Tools for its combined Jira Software and Jira Align solution. The report also ranked Atlassian highest in “Completeness of Vision.” Jira Align unlocks enterprise agility by connecting business strategy to team-level work. The Jira Align platform ensures teams are working towards the same goal, and makes it easier to determine scope, roadmaps, and dependencies.
•New Chief People Officer: Atlassian welcomed Tami Rosen as its new Chief People Officer (CPO) in January 2020. Prior to Atlassian, Tami held leadership roles at Goldman Sachs and Apple, and was the first CPO for Quora and Luminar Technologies. Tami brings an agile philosophy to all aspects of people operations, and is widely recognized for her strengths in HR Transformation, Employer Branding, Leadership Development and Culture Education. Tami is also a strong advocate for employees through initiatives that embrace inclusion, empowerment, and growth of women, LGBTQ+, and underrepresented populations, such as Wall Street’s first Ally program, which won the Human Rights Campaign Innovation Award.
•New Chief Revenue Officer: Atlassian also named Cameron Deatsch as its new Chief Revenue Officer. Cameron joined Atlassian in October of 2012, and was most recently Head of Server & Data Center product teams. He also has served in a variety of leadership roles across sales, advocacy, marketing, and corporate development. As Chief Revenue Officer, Cameron will lead all go-to-market functions at Atlassian.

Financial Targets:
Atlassian is providing its financial targets for the fourth quarter and full fiscal year 2020. The company’s financial targets are as follows:
•Fourth Quarter Fiscal Year 2020:
•Total revenue is expected to be in the range of $400 million to $415 million.
•Gross margin is expected to be approximately 83% on an IFRS basis and approximately 85% on a non-IFRS basis.
•Operating margin is expected to be in the range of (9%) to (6%) on an IFRS basis and in the range of 14% to 17% on a non-IFRS basis.
•Net loss per diluted share is expected to be in the range of ($0.21) to ($0.16) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.17 to $0.22 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 246 million to 247 million shares when calculating diluted IFRS net loss per share and in the range of 252 million to 253 million shares when calculating diluted non-IFRS net income per share.

•Fiscal Year 2020:
•Total revenue is expected to be in the range of $1,584 million to $1,599 million.
•Gross margin is expected to be approximately 83% on an IFRS basis and approximately 86% on a non-IFRS basis.
•Operating margin is expected to be in the range of (1.5%) to (0.5%) on an IFRS basis and in the range of 21.5% to 22.5% on a non-IFRS basis.
•Net income per diluted share is expected to be in the range of ($0.08) to ($0.02) on an IFRS basis and in the range of $1.06 to $1.12 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 244 million to 245 million shares when calculating diluted IFRS net loss per share and in the range of 251 million to 252 million when calculating diluted non-IFRS net income per share.
•Cash flow from operations is expected to be in the range of $512 million to $542 million and free cash flow is expected to be in the range of $445 million to $475 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income (loss) per diluted share, and free cash flow has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details:
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:
•When: Thursday, April 30, 2020 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
•Dial in: To access the call via telephone in North America, please dial 1-866-211-4184. For international callers, please dial 1-647-689-6846. Participants should request the “Atlassian call” after dialing in.
•Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-800-585-8367 (access code 3442667). International callers, please dial 1-416-621-4642 (access code 3442667).
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 171,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam & Matt Sonefeldt
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, future responses to and effects of the COVID-19 pandemic, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and from fiscal 2020, with the adoption of IFRS 16, Leases (“IFRS 16”), payments of lease obligations are also deducted.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
•The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.
•Capital expenditures and payments of lease obligations.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2020	2019	2020	2019
Revenues:
Subscription	$244,155	$166,468	$673,934	$453,033
Maintenance	119,628	98,862	346,576	288,759
Perpetual license	21,002	23,152	74,797	70,769
Other	26,797	20,788	88,390	62,980
Total revenues	411,582	309,270	1,183,697	875,541
Cost of revenues (1) (2)	70,655	54,189	198,695	149,156
Gross profit	340,927	255,081	985,002	726,385
Operating expenses:
Research and development (1) (2)	204,148	153,069	552,450	408,813
Marketing and sales (1) (2)	84,485	70,544	221,791	191,756
General and administrative (1)	72,214	59,025	193,395	156,734
Total operating expenses	360,847	282,638	967,636	757,303
Operating (loss) income	(19,920)	(27,557)	17,366	(30,918)
Other non-operating (expense) income, net	(141,701)	(173,324)	44,748	(377,980)
Finance income	7,199	9,303	24,411	24,228
Finance costs	(12,435)	(10,103)	(37,126)	(30,024)
(Loss) income before income tax benefit (expense)	(166,857)	(201,681)	49,399	(414,694)
Income tax benefit (expense)	8,032	(1,163)	(14,830)	14,590
Net (loss) income	$(158,825)	$(202,844)	$34,569	$(400,104)
Net (loss) income per share attributable to ordinary shareholders:
Basic	$(0.65)	$(0.85)	$0.14	$(1.68)
Diluted	$(0.65)	$(0.85)	$0.14	$(1.68)
Weighted-average shares outstanding used to compute net (loss) income per share attributable to ordinary shareholders:
Basic	245,504	239,410	244,161	237,778
Diluted	245,504	239,410	251,255	237,778
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2020	2019	2020	2019
Cost of revenues	$5,535	$4,871	$14,654	$12,156
Research and development	57,071	42,222	151,988	102,044
Marketing and sales	11,397	10,979	32,902	28,590
General and administrative	13,519	14,674	35,712	38,840

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2020	2019	2020	2019
Cost of revenues	$6,645	$7,068	$24,306	$19,479
Research and development	41	19	124	40
Marketing and sales	2,900	5,716	10,511	25,072

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	March 31, 2020	June 30, 2019
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,338,193	$1,268,441
Short-term investments	733,612	445,046
Trade receivables	93,710	82,525
Tax receivables	1,784	707
Derivative assets	245,601	215,156
Prepaid expenses and other current assets	45,470	30,236
Total current assets	2,458,370	2,042,111
Non-current assets:
Property and equipment, net	85,038	81,459
Deferred tax assets	19,639	17,084
Goodwill	632,779	608,907
Intangible assets, net	131,934	150,975
Right-of-use assets, net	225,985	—
Other non-current assets	87,212	76,722
Total non-current assets	1,182,587	935,147
Total assets	$3,640,957	$2,977,258
Liabilities
Current liabilities:
Trade and other payables	$179,739	$159,487
Tax liabilities	14,300	11,703
Provisions	9,721	8,983
Deferred revenue	547,518	440,954
Lease obligations	34,659	—
Derivative liabilities	858,447	855,005
Current portion of exchangeable senior notes, net	880,120	853,576
Total current liabilities	2,524,504	2,329,708
Non-current liabilities:
Deferred tax liabilities	16,020	13,872
Provisions	7,221	6,082
Deferred revenue	35,638	27,866
Lease obligations	235,974	—
Other non-current liabilities	1,441	34,263
Total non-current liabilities	296,294	82,083
Total liabilities	2,820,798	2,411,791
Equity
Share capital	24,629	24,199
Share premium	459,590	458,166
Other capital reserves	1,051,796	816,660
Other components of equity	15,313	32,079
Accumulated deficit	(731,169)	(765,637)
Total equity	820,159	565,467
Total liabilities and equity	$3,640,957	$2,977,258

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2020	2019	2020	2019
Operating activities
(Loss) income before income tax benefit (expense)	$(166,857)	$(201,681)	$49,399	$(414,694)
Adjustments to reconcile (loss) income before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	14,738	16,303	49,148	54,403
Depreciation of right-of-use assets	8,945	—	26,172	—
Net unrealized loss (gain) on investments	—	1	—	(46)
(Gain) loss on sale of investments and disposal of other assets	(591)	2	(855)	(2,345)
Net unrealized foreign currency gain	(4,119)	(742)	(3,173)	(634)
Share-based payment expense	87,522	72,746	235,256	181,630
Net unrealized loss (gain) on exchange derivative and capped call transactions	141,783	172,582	(46,743)	377,587
Amortization of debt discount and issuance cost	8,955	8,535	26,545	25,301
Interest income	(7,200)	(9,417)	(24,411)	(24,228)
Interest expense	3,482	1,568	10,581	4,723
Changes in assets and liabilities:
Trade receivables	29,902	7,513	(11,211)	(15,627)
Prepaid expenses and other assets	(1,224)	4,046	(7,594)	(13,161)
Trade and other payables, provisions and other non-current liabilities	30,961	38,231	25,452	56,205
Deferred revenue	4,958	16,201	113,737	88,946
Interest received	8,146	8,235	24,416	21,956
(Income tax paid) tax refunds received, net	(3,088)	(872)	(15,850)	8,600
Net cash provided by operating activities	156,313	133,251	450,869	348,616
Investing activities
Business combinations, net of cash acquired	—	—	(37,983)	(263,554)
Purchases of intangible assets	—	—	—	(850)
Purchases of property and equipment	(6,742)	(6,106)	(19,865)	(24,629)
Proceeds from sales of property, equipment and intangible assets	—	—	—	3,721
Purchases of investments	(364,603)	(158,258)	(951,481)	(352,647)
Proceeds from maturities of investments	232,239	131,669	425,257	317,583
Proceeds from sales of investments	95,680	3,070	237,641	8,742
Increase in restricted cash	—	—	—	(552)
Net cash used in investing activities	(43,426)	(29,625)	(346,431)	(312,186)
Financing activities
Proceeds from exercise of share options	499	1,125	1,485	2,829
Payment of exchangeable senior notes issuance costs	—	—	—	(410)
Payments of lease obligations	(9,308)	—	(26,335)	—
Interest paid	—	—	(3,125)	(3,194)
Repayment of exchangeable senior notes	(2)	—	(2)	—
Net cash (used in) provided by financing activities	(8,811)	1,125	(27,977)	(775)
Effect of exchange rate changes on cash and cash equivalents	(5,608)	(56)	(6,709)	(710)
Net increase in cash and cash equivalents	98,468	104,695	69,752	34,945
Cash and cash equivalents at beginning of period	1,239,725	1,340,589	1,268,441	1,410,339
Cash and cash equivalents at end of period	$1,338,193	$1,445,284	$1,338,193	$1,445,284

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2020	2019	2020	2019
Gross profit
IFRS gross profit	$340,927	$255,081	$985,002	$726,385
Plus: Share-based payment expense	5,535	4,871	14,654	12,156
Plus: Amortization of acquired intangible assets	6,645	7,068	24,306	19,479
Non-IFRS gross profit	$353,107	$267,020	$1,023,962	$758,020
Operating income
IFRS operating (loss) income	$(19,920)	$(27,557)	$17,366	$(30,918)
Plus: Share-based payment expense	87,522	72,746	235,256	181,630
Plus: Amortization of acquired intangible assets	9,586	12,803	34,941	44,591
Non-IFRS operating income	$77,188	$57,992	$287,563	$195,303
Net income
IFRS net (loss) income	$(158,825)	$(202,844)	$34,569	$(400,104)
Plus: Share-based payment expense	87,522	72,746	235,256	181,630
Plus: Amortization of acquired intangible assets	9,586	12,803	34,941	44,591
Plus: Non-coupon impact related to the Notes and capped calls	150,738	181,117	(20,198)	402,888
Less: Income tax effects and adjustments	(27,129)	(11,410)	(58,774)	(65,672)
Non-IFRS net income	$61,892	$52,412	$225,794	$163,333
Net income per share
IFRS net (loss) income per share - diluted	$(0.65)	$(0.85)	$0.14	$(1.68)
Plus: Share-based payment expense	0.35	0.29	0.93	0.76
Plus: Amortization of acquired intangible assets	0.04	0.05	0.14	0.18
Plus: Non-coupon impact related to the Notes and capped calls	0.61	0.76	(0.08)	1.67
Less: Income tax effects and adjustments	(0.10)	(0.04)	(0.23)	(0.27)
Non-IFRS net income per share - diluted	$0.25	$0.21	$0.90	$0.66
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net (loss) income per share	245,504	239,410	251,255	237,778
Plus: Dilution from share options and RSUs (1)	6,389	9,382	—	9,844
Weighted-average shares used in computing diluted non-IFRS net income per share	251,893	248,792	251,255	247,622
Free cash flow
IFRS net cash provided by operating activities	$156,313	$133,251	$450,869	$348,616
Less: Capital expenditures	(6,742)	(6,106)	(19,865)	(24,629)
Less: Payments of lease obligations	(9,308)	—	(26,335)	—
Free cash flow (2)	$140,263	$127,145	$404,669	$323,987

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended March 31, 2020 and 2019 and the nine months ended March 31, 2019 because the effect would have been anti-dilutive.
(2) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending June 30, 2020	Fiscal Year Ending June 30, 2020
Revenue	$400 million to $415 million	$1,584 million to $1,599 million

IFRS gross margin	83%	83%
Plus: Share-based payment expense	1	1
Plus: Amortization of acquired intangible assets	1	2
Non-IFRS gross margin	85%	86%

IFRS operating margin	(9%) to (6%)	(1.5%) to (0.5%)
Plus: Share-based payment expense	21	20
Plus: Amortization of acquired intangible assets	2	3
Non-IFRS operating margin	14% to 17%	21.5% to 22.5%

IFRS net loss per share - diluted	($0.21) to ($0.16)	($0.08) to ($0.02)
Plus: Share-based payment expense	0.35	1.28
Plus: Amortization of acquired intangible assets	0.03	0.17
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.04	(0.04)
Less: Income tax effects and adjustments	(0.04)	(0.27)
Non-IFRS net income per share - diluted	$0.17 to $0.22	$1.06 to $1.12

Weighted-average shares used in computing diluted IFRS net loss per share	246 million to 247 million	244 million to 245 million
Dilution from share options and RSUs (1)	6 million	7 million
Weighted-average shares used in computing diluted non-IFRS net income per share	252 million to 253 million	251 million to 252 million

IFRS net cash provided by operating activities		$512 million to $542 million
Less: Capital expenditures		(32 million)
Less: Payments of lease obligations		(35 million)
Free cash flow (2)		$445 million to $475 million

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending June 30, 2020 and fiscal year ending June 30, 2020 because the effect would be anti-dilutive.
(2) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.